EXHIBIT 4

                Form of Endorsement to Variable Annuity contract

This Endorsement forms a part of the policy to which it is attached and is effective on the policy date as shown in the policy specifications page.

         The last sentence in the first paragraph of Section 2.4 Premium is deleted it in entirety and replaced with the following:

             "We must consent to any premium that would result in more than $5 million total premium on deposit with us for the same annuitant or owner."

         The following is added to Section 7.2 Death Benefit Prior to Annuity Date after the description of the death benefit:

"Once you or the older joint owner (or the annuitant, if the contract is owned by a trustee of an Internal Revenue Code Section 401(a) retirement plan or other non-natural person) reach age 85, the death benefit is the policy value as of the business day we receive proof of death and election of an annuity income option."